UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 April 2018

1st quarter 2018 financial information

Continued revenue growth with improvement in adjusted EBITDA margin and increase in Operating Cash Flow

	Q1 2018	Q1 2017	Q1 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	10,082	9,885	9,978	2.0%	1.0%
Adjusted EBITDA*	2,605	2,510	2,530	3.8%	3.0%
CAPEX (excluding licences)	1,533	1,479	1,493	3.7%	2.7%
Operating Cash Flow	1,072	1,031	1,037	4.0%	3.4%

Following two consecutive years of growth in the Group’s revenues and adjusted EBITDA, the positive trend has continued into the 1st quarter of 2018. The Group is also reporting an increase in Operating Cash Flow, building on the positive performance achieved in 2017[1].

• The increase in revenues in the 1st quarter of 2018 was mainly driven by:

-  France, which reported growth for the 4th consecutive quarter (+2.1%);

-  Spain, where growth remains steady (+4.3%);

-  and the Africa & Middle East segment, up +6.2%, following an increase of 5.2% in the 4th quarter of 2017.

• The growth in adjusted EBITDA in the 1st quarter, follows the positive trend reported in 2017. Adjusted EBITDA from telecoms activities rose 4.4% in the period, while EBITDA margin improved by 0.6 percentage points.

• The increase in CAPEX in the 1st quarter of 2018 is in line with the 7.4 billion euros forecast for the year and reflects our ongoing investments in 4G and very high-speed broadband fixed services. A total of 27.7 million households had access to very high speed broadband fixed services at 31 March 2018.

This financial performance confirms the relevance of the Group’s strategy, which is focused on convergence and very high-speed broadband, with the aim of increasing customer loyalty and usage through enriched offers and strengthening its position in the high-end market.

• The steady growth of convergent offers continued in the period, with 10,541 million customers at 31 March 2018 (+10.4% year on year). Revenues were also up 14.1% in the 1st quarter of 2018 on a comparable basis. 424,000 SIM cards associated with convergent offers were sold in the 1st quarter.

• Growth in fibre remained robust across all business segments, with 130,000 net sales in France (a 1st quarter record), 169,000 in Spain (which remains the leader in terms of net sales) and 34,000 in Poland (its second-best quarter).

• 4G had 48 million customers at 31 March 2018, up 45% year on year (+15 million customers).

Commenting on the 1st quarter of 2018 results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

“In this first quarter, we successfully built on the positive momentum from 2017, with growth in revenues of 2.0%, adjusted EBITDA growth of 3.8% and a strong commercial performance across all our geographies. I would like to thank all employees across the Group for this performance. We are also reaffirming our targets for 2018.

In this pivotal time for the Group, these strong results continue to demonstrate the relevance of our strategy and in particular, our efforts to differentiate ourselves through excellent networks and customer relations. Over 90% of the population across our European countries now have access to 4G, this includes 97% coverage in France. Having maintained a steady rhythm of deployment, we remain the European leader in fibre, bringing connectivity to 27.7 million households.

This unmatched connectivity will be the basis for our transformation from a pureplay telecommunications operator to a multiservice digital operator. The first achievements in moving towards this goal included the creation of Orange Cyberdefense as part of our Enterprise segment and the launch of Orange Bank last autumn. In order to make this transformation a success, we have renewed our Executive Committee, with the new team in place from 2 May. Strengthened by our renewed Executive Committee and the loyal commitment of our employees, we will have all the tools to successfully pursue this plan.”

The Board of Directors of Orange SA met on 25 April 2018 and examined the Group’s results to 31 March 2018.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

Key figures

	Q1 2018	Q1 2017	Q1 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	10,082	9,885	9,978	2.0%	1.0%
Of which :
France	4,492	4,400	4,399	2.1%	2.1%
Europe	2,695	2,615	2,593	3.1%	3.9%
Spain	1,310	1,256	1,256	4.3%	4.3%
Poland	648	652	631	(0.6)%	2.8%
Belgium & Luxembourg	307	304	304	0.9%	0.8%
Central European countries	435	405	404	7.3%	7.6%
Intra-Europe eliminations	(5)	(3)	(3)	-	-
Africa & Middle East	1,245	1,173	1,239	6.2%	0.5%
Enterprise	1,726	1,748	1,794	(1.3)%	(3.8)%
International Carriers & Shared Services	376	402	407	(6.5)%	(7.6)%
Intra-Group eliminations	(452)	(452)	(455)	-	-
Adjusted EBITDA*	2,605	2,510	2,530	3.8%	3.0%
of which telecom activities	2,635	2,524	2,543	4.4%	3.6%
As % of revenues	26.1%	25.5%	25.5%	0.6 pts	0.6 pts
of which Orange Bank	(30)	(13)	(13)	-	-
CAPEX (excluding licences)	1,533	1,479	1,493	3.7%	2.7%
of which telecom activities	1,522	1,470	1,484	3.6%	2.6%
As % of revenues	15.1%	14.9%	14.9%	0.2 pts	0.2 pts
of which Orange Bank	11	9	9	-	-
Operating Cash Flow	1,072	1,031	1,037	4.0%	3.4%

* Adjustments to the presentation of EBITDA are described in appendix 2.

IFRS 15 on “Revenue from Contracts with Customers” has applied since 1 January 2018. As announced on 30 January, Orange is reporting its results for the 1st quarter of 2018 under this new standard.

Furthermore, the presentation of revenues is changing to reflect structural changes in the market: previously reported by type of product (mobile services, equipment sales, fixed services and other revenues), revenues for the different business segments are now reported by type of offer: consumer convergence, Mobile Only services, Fixed Only services, IT and integration services, wholesale, equipment sales and other revenues.

These are accompanied by revenues reported on a unit basis: convergent ARPO[2], Mobile Only ARPO and Fixed Only broadband ARPO. The definitions of the new revenue headings and indicators can be found in the glossary (appendix 4).

The methods of accounting for customer bases were also revised. From 1 January 2018, the customer bases of associates, previously recognised in proportion to the Group’s holding in those companies, ceased to be included within the consolidation scope and business segments. The data for 2016 and 2017 were adjusted on that basis for Tunisia, Mauritius, Iraq, Equatorial Guinea and Kenya for the 1st quarter of 2016.

At the same time, the recognition of mobile customer bases across all countries has been aligned since 1 January 2018 with the Group’s definitions, rather than with local definitions. The data for 2016 and 2017 were adjusted accordingly. The adjustment concerned Morocco, Côte d’Ivoire, Jordan and Cameroon.

The Group also reassessed the Orange Money customer base.

Comments on key Group figures

Revenues

Orange Group revenues were 10.082 billion euros in the 1st quarter of 2018, an increase of 2.0% (+197 million euros) on a comparable basis[3], following a 1.2% increase in 2017. This includes the favourable impact of digital media apps in France, launched on 5 October.

The revenues trends for the 1st quarter of 2018 by region were as follows (data on a comparable basis):

In France, revenue grew 2.1% in the 1st quarter of 2018. Excluding the impact of digital media apps, growth was +0.8% for the quarter, driven by convergence offers.

In Spain, growth remained steady, up 4.3% in the 1st quarter of 2018, or 4.9% excluding the reduction in mobile termination rates on 1 February. The growth in convergence offers was boosted by the rapid rollout of fibre, although competition intensified at entry-level offers.

In Poland, revenues edged down 0.6%. The growth of convergence offers (driven by fibre) and wholesale, offset the decline in Only services (Fixed and Mobile) and equipment sales.

In Belgium and Luxembourg, revenues were up 0.9%. The growth in retail services was strong (+6.2% in the 1st quarter), partly offset by the fall in MVNOs.

In Central European countries, revenues were up 7.3% in the 1st quarter, driven by growth in Romania (+11.1%) and Slovakia (+1.8%). Moldova remained virtually unchanged at +0.1%.

In the Africa & Middle East segment, revenues rose 6.2% in the 1st quarter of 2018, confirming the recovery witnessed in the previous quarter. Stronger growth was recorded in Morocco and Egypt, with a return to growth in the Democratic Republic of Congo for the second consecutive quarter.

In the Enterprise segment, revenues dipped 1.3% in the 1st quarter of 2018, mainly linked to connectivity (voice and data). The development of Orange Cyberdefense and the Cloud continued apace, with revenues rising 20% and 17% respectively.

Customer base growth

In France[4], convergence offers generated a total of 64,000 net sales in the 1st quarter of 2018, driven by the rapid uptake of fibre (130,000 net sales). The momentum in mobile contract sales[5] also remained solid, with 78,000 net sales in the 1st quarter.

In Spain, convergence offers continued to enjoy solid growth with 56,000 net sales in the 1st quarter, driven by fibre (169,000 net sales). Mobile contracts5 generated 42,000 net sales amid tough competition, particularly in the entry-level segment.

In Poland, the rapid development of convergence offers continued with 55,000 net sales in the 1st quarter, driven by fibre and Fixed 4G.

In the Belgium and Luxembourg, mobile contracts5 accounted for 16,000 net sales in the 1st quarter. Convergence offers had 114,000 customers with 17,000 net sales during the quarter.

In the Africa & Middle East segment, the mobile base was 120.9 million customers at 31 March 2018, a year-on-year increase of 6.9% on a comparable basis (+7.8 million customers). Orange Money had 36.7 million customers, of which 35.2% were active customers.

Group-wide, the number of mobile customers was 201.9 million at 31 March 2018, up 4.5% year on year (+8.7 million new customers) on a comparable basis. Contract customers (75.3 million) rose 7.5% year on year (+5.3% excluding machine-to-machine).

Fixed broadband (19.6 million customers at 31 March 2018) grew 4.1% year on year and very high speed fixed broadband, with 5.1 million customers, was up 39.5% year on year.

Convergent offers had 10.541 million customers (+10.4% year on year), of which 6.042 million were in France, 3.138 million in Spain, 1.090 million in Poland and 114,000 in Belgium & Luxembourg. Romania and Slovakia are also marketing convergent offers.

TV services increased 6.1% year on year to 9.097 million customers at 31 March 2018.

Adjusted EBITDA

The adjusted EBITDA of the Group was 2.605 billion euros in the 1st quarter of 2018, an increase of 3.8% on a comparable basis (+95 million euros).

Adjusted EBITDA for telecom activities came to 2.635 billion euros in the 1st quarter of 2018, an increase of 4.4% on a comparable basis (+111 million euros).

The growth in the Group’s adjusted EBITDA is primarily due to revenue growth (+197 million euros), partially offset by an increase in external purchases (-135 million euros), mainly related to commercial expenses (purchases of equipment intended for customers) and to a lesser extent content costs. At the same time, interconnection and network access costs decreased (+41 million euros).

The Group’s labour expenses rose 1.0% in the 1st quarter of 2018 (-21 million euros), due to changes in labour expenses globally and the inclusion in the 1st quarter of the share award plan for employees apportioned to 2018 (Orange Vision 2020). In parallel, the average number of full-time equivalent employees of the Group fell 2.7% in the 1st quarter, on a comparable basis.

CAPEX

Group CAPEX was 1.533 billion euros in the 1st quarter of 2018, an increase of 3.7% compared with the 1st quarter of 2017, on a comparable basis. For telecom activities, CAPEX as a percentage of revenues was 15.1%, an increase of 0.2 percentage points compared with the 1st quarter of 2017.

Investments in fibre mainly concerned France, Spain and Poland. In France and Spain, the growth in fibre investment remained strong, benefiting in part from significant co-financing from other operators. At 31 March 2018, 27.7 million households, across the Group, had connectivity to very high-speed broadband (an increase of 6.2 million, or 28.9% year on year), including 12.2 million in Spain, 9.6 million in France, 2.7 million in Poland and 2.4 million in Romania (following the mutual network sharing agreement with Telekom Romania).

Investment in 4G and 4G+ services remains high, with accelerated rollout in France, Spain and in the Africa & Middle East segment. The 4G coverage rate at 31 March 2018 was 97.0% of the population in France, 96.0% in Spain, 99.8% in Poland, 99.7% in Belgium, 93.4% in Romania, 90.2% in Slovakia, and 98.0% in Moldova. In France and Spain, investments focused on enhancing the customer experience, including enhancing coverage outside urban areas and increasing connection speeds in major cities. In Africa & the Middle East, rollout continued in countries where 4G is commercially available, with significant investment in Côte d’Ivoire, Morocco and Egypt.

The increased investment in information systems and service platforms is mainly due to the launch of transformation and digitisation projects in Belgium and Spain.

Investment in customer equipment is falling, due to lower prices for Livebox and set-top boxes and increased equipment recycling.

The store modernisation program is continuing: at 31 March 2018, the Group had 412 stores based on the new Smart Store concept, including 124 in France, 236 in the other European countries and 52 in the Africa & Middle East segment.

Changes in asset portfolio

On 21 February 2018, Orange Business Services acquired Enovacom, a leading player in e-health. The acquisition forms part of the strategy for Orange Healthcare, the health subsidiary of Orange Business Services, to be a major partner in the digital transformation of health care facilities in France and worldwide.

2018 and mid-term outlook[6]

Orange re-affirms its targets for 2018:

• growth in adjusted EBITDA greater than that achieved in 2017 on a comparable basis;

• higher CAPEX, peaking at 7.4 billion euros in 2018;

• growth in Operating Cash Flow greater than in 2017 on a comparable basis;

• net debt to adjusted EBITDA for telecom activities to be held at about 2x in the medium term, to maintain Orange's financial strength and investment capacity.

For 2019 and 2020, the Group reiterates its objectives of growth in adjusted EBITDA, decrease in CAPEX and growth in Operating Cash Flow.

2017 and 2018 Dividends

The Group confirms payment of a 0.65-euro dividend per share for 2017[7]. An interim dividend of 0.25 euros per share was paid on 7 December 2017 and the remainder 0.40 euros per share will be paid on 7 June. The ex-dividend date will be 5 June 2018 and the record date will be 6 June 2018.

With confidence in the momentum and financial strength across the Group, the Board of Directors will propose at the 2019 Annual General Meeting of Shareholders the payment of a dividend payment of 0.70 euros per share for the 2018 fiscal year. The 5-euro cents increase in dividend will be reflected in the interim dividend (0.30 euros per share), which is payable in December 2018.

Review by operating segment

France

	Q1 2018	Q1 2017	Q1 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	4,492	4,400	4,399	2.1%	2.1%
Retail services	2,761	2,667	2,667	3.5%	3.5%
Convergence	1,100	959	959	14.8%	14.8%
Mobile Only	599	605	605	(1.0)%	(1.0)%
Fixed Only	1,061	1,103	1,103	(3.8%)	(3.8%)
Fixed Only broadband	643	630	630	2.0%	2.0%
Fixed Only narrowband	418	473	473	(11.5)%	(11.5)%
Wholesale	1,293	1,331	1,331	(2.9)%	(2.8)%
Equipment sales	317	284	284	11.7%	11.7%
Other revenues	121	118	118	-	-

In France, revenues grew for the 4th consecutive quarter, increasing 2.1% in the 1st quarter of 2018. As in the previous quarter, the 1st quarter of 2018 benefited from the favourable impact of digital media apps, launched on 5 October. Excluding this impact, revenues grew 0.8% for the quarter, driven by the steady uptake of convergence offers and the increase in equipment sales, including an upmarket shift in the type of mobile handsets sold.

Despite intense competitive pressure, particularly in the entry-level segment, Orange France’s customer base has continued to grow: +3.9% year on year for mobile contract customers (18.903 million customers at 31 March 2018) and +3.0% for fixed broadband customers (11.285 million customers). Growth continues to be supported by fibre (-+34.8%), with 2.129 million FTTH customers[8] at 31 March 2018.

For convergence offers, revenues rose 14.8% in the 1st quarter of 2018, driven by the steady growth in the customer base: the number of SIM cards for convergent offers reached 9.4 million at 31 March 2018 (+11.1% year on year), while 6.0 million customers had fixed broadband access (+7.6% year on year). Added to this is the +5.3% growth in convergent ARPO compared with the 1st quarter of 2017 (+2.3% excluding digital media apps), buoyed by the development of complementary services such as content and mobile multi-line offers.

In Mobile Only services, revenues dipped 1.0%. The fall in customer base (-6.2% year on year), was principally related to the migration of clients towards convergent offers and subsequent decline in pre-paid customers (-16.8%). This was largely offset by the 2.8% rise in Mobile Only ARPO (+1.1% excluding digital media apps), with a favourable trend in customer mix (the number of contract customers falling less sharply than prepaid customers).

Broadband Fixed Only revenues rose 2.0%, driven by the 4.4% growth in ARPO (+1.9% excluding digital media apps). The broadband Fixed Only customer base declined by 1.9% year on year (5.243 million customers at 31 March 2018).

In parallel, narrowband Fixed Only[9] revenues continued their downward trend (-11.5% in the 1st quarter of 2018). Wholesale was also down 2.9%, following a decline in national roaming and lower tariffs on unbundling.

Spain

	Q1 2018	Q1 2017	Q1 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	1,310	1,256	1,256	4.3%	4.3%
Retail services	947	922	922	2.7%	2.7%
Convergence	526	491	491	7.0%	7.0%
Mobile Only	299	309	309	(3.2)%	(3.2)%
Fixed Only	122	121	121	0.9%	0.9%
Wholesale	180	170	170	5.7%	5.7%
Equipment sales	183	165	165	11.3%	11.3%

Spain’s rate of revenue growth remained steady at +4.3% in the 1st quarter of 2018 (+4.9% excluding the impact of reduced mobile termination rates from 1 February), amid strong competition in the entry-level segment of the mobile and fixed broadband market.

Despite this, the mobile customer base continued to grow, driven by contract customers10, which led to 42,000 net sales in the 1st quarter of 2018. At 31 March 2018, the customer base had grown by 1.7% year on year (11.488 million customers). At the same time, the rollout of 4G continued, with 9.5 million customers at 31 March 2018 (+15% year on year).

Fibre uptake remained strong, with 169,000 net sales in the 1st quarter and 2.428 million customers at 31 March 2018 (+34.5% year on year). Fibre accounted for 58.7% of the fixed broadband customer base at that date. TV services also grew significantly, with 641,000 customers at 31 March 2018 (+19.6% year on year).

The growth of convergence offers remained steady in the 1st quarter of 2018, with revenues up 7.0%. This was driven both by the growth in customer base (+2.1% year on year) and the growth in convergent ARPO (+3.8%), following the sharp increase in fibre access and TV services. The convergence customer base represented 85.1% of consumer fixed broadband customers at 31 March 2018 (+3.1 percentage points year on year).

Mobile Only services decreased by 3.2% in the 1st quarter of 2018, reflecting the fall in prepaid customers (-7.3%), while Mobile Only contract customers[10] rose slightly (+0.5% year on year). At the same time, Mobile Only ARPO was down 1.0% compared to the 1st quarter of 2017.

Fixed Only revenues were up 0.9% in the 1st quarter of 2018. The development of solutions for the enterprise segment was partly offset by the revenue decline in Fixed Only broadband services. The Fixed Only broadband customer base fell 8.9% (in line with the growth in convergence), while Fixed Only broadband ARPO rose 5.9% in the 1st quarter of 2018.

Wholesale rose by 5.7% in the 1st quarter of 2018, driven by the uptake of fibre services and national roaming.

Poland

	Q1 2018	Q1 2017	Q1 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	648	652	631	(0.6)%	2.8%
Retail services	411	415	401	(1.0)%	2.4%
Convergence	70	49	47	42.9%	47.7%
Mobile Only	165	175	169	(6.0)%	(2.8)%
Fixed Only	150	169	164	(11.4)%	(8.4)%
IT & integration services	27	22	21	22.1%	26.2%
Wholesale	139	122	118	13.2%	17.1%
Equipment sales	84	96	92	(12.0)%	(9.1)%
Other revenues	15	20	19	-	-

In Poland, revenues edged down 0.6% in the 1st quarter of 2018, on a comparable basis. This was mainly due to the success of convergence offers, which saw a 42.9% increase in revenues, outpacing growth in 2017 (+32.1%) and reflecting the rapid expansion of the customer base for both mobile convergent offers (+52.7% year on year) and fixed broadband (+47.6% year on year). At the same time, convergent ARPO fell 10.4% in the 1st quarter of 2018. This was due to the success of attractive Orange Love offers, which represents a significantly higher share of the convergent customer base (69% at 31 March 2018, compared to 8% a year earlier).

The sales momentum for fixed broadband remained steady in the 1st quarter of 2018, with 34,000 net fibre sales and 42,000 net fixed 4G sales. This translated into a 9.2% year-on-year increase in the total fixed broadband customer base to 2.477 million customers, including 248,000 fibre customers at 31 March 2018. TV services had 875,000 customers at that date, a 12.5% year-on-year increase. In parallel, mobile contract customers generated 21,000 net sales in the 1st quarter of 2018 and 3.1% growth year on year (9.747 million customers), while prepaid offers fell by 20.6%, with a limited impact on revenues.

Revenues for Mobile Only services recorded a 6.0% drop. The decline in customer base (-11.7% year on year), which mainly related to prepaid offers, was partly offset by the increase in Mobile Only ARPO (+0.9%).

Fixed Only services reported an 11.4% fall in the 1st quarter of 2018, with a continued decline in traditional telephony (-13.8%) and lower Fixed Only broadband revenues (-10.2%) mostly caused by the migration to convergent offers.

Wholesale grew 13.2%, driven by national roaming, incoming mobile traffic and services to international carriers.

Meanwhile, equipment sales fell 12.0% during the quarter, in line with the reduction in mobile handset subsidies and the uptake of SIM-only offers.

Belgium & Luxembourg

	Q1 2018	Q1 2017	Q1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	307	304	304	0.9%	0.8%
Retail services	181	171	172	6.2%	5.4%
Convergence	21	8	8	158.4%	158.4%
Mobile Only	150	151	153	(1.0)%	(1.9)%
Fixed Only	10	10	10	(6.2)%	(6.2)%
IT & Integration Services	1	1	1	-	-
Wholesale	77	90	90	(14.2)%	(14.2)%
Equipment sales	32	29	28	9.9%	13.5%
Other revenues	16	14	14	-	-

Revenues for Belgium and Luxembourg rose 0.9% in the 1st quarter of 2018 on a comparable basis, despite the impact of the revenue decline from MVNOs and the end of roaming charges in Europe since last July.

Retails services rose 6.2% on a comparable basis, driven by convergence offers, which saw strong revenue gains in the 1st quarter of 2018 (+158.4%), attributed to the rapid development of convergent mobile customer bases (+154.9% year on year) and of fixed broadband (+150.2% year on year), driven by the success of Love offers. Convergent ARPO in Belgium was 71.9 euros in the 1st quarter of 2018.

Mobile Only services saw a limited decline in revenues (-1.0% on a comparable basis). The contraction of the customer base (-3.5% year on year), relating primarily to prepaid offers (-13.5%), was partially offset by the increase in Mobile Only ARPO in Belgium (+2.9%).

The mobile contract customer base[11] in Belgium and Luxembourg reached 2.439 million customers at 31 March 2018. There were 16,000 net sales in the 1st quarter of 2018 providing a 3.8% increase year on year.

At the same time, equipment sales rose 9.9%, driven by sales of mobile handsets, while wholesale revenues fell 14.2%, notably due to the significant decline in MVNOs with the migration of Telenet customers to the BASE network and the end of the Lycamobile contract last July.

Central European countries

	Q1 2018	Q1 2017	Q1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	435	405	404	7.3%	7.6%
Retail services	263	260	260	1.2%	1.4%
Convergence	11	7	7	67.6%	67.6%
Mobile Only	229	232	231	(1.3)%	(1.0)%
Fixed Only	20	19	19	1.3%	1.6%
IT & integration services	3	2	2	59.1%	59.1%
Wholesale	73	65	64	12.8%	13.1%
Equipment sales	91	74	74	24.0%	24.2%
Other revenues	7	7	7	-	-

Revenues from the Central European countries rose 7.3% in the 1st quarter of 2018 (after rising 5.5% in 2017 on a comparable basis). Approximately 60% of the growth in the 1st quarter was from mobile equipment sales. Added to this, wholesale (+12.8%) and convergence offers (+67.6%) both grew, whereas Mobile Only services were down 1.3%, notably due to the end of roaming fees in Europe last July.

The mobile contract base[12] grew 1.9% year on year on a comparable basis, with 7.8 million customers at 31 March 2018. However, strong competition resulted in net negative sales for the 1st quarter         (-16,000 contracts), linked to Romania and Slovakia, while the customer base continued to grow in Moldova. The 4G mobile base also continued to see strong growth (+36.3% year on year) with 4.8 million customers at 31 March 2018.

Fixed broadband had 418,000 customers on 31 March 2018 (+31.0% year on year) and convergent offers (sold in the three countries) accounted for 157,000 customers on that date, compared to 71,000 a year earlier.

Revenue growth was sustained in Romania with an 11.1% increase in the 1st quarter of 2018 (following +8.0% in 2017) driven by mobile equipment sales (+38.8%), wholesale (+13.2%) as well as the increase in incoming mobile traffic and visitor roaming, and a very significant increase in convergence revenues (+454%). Consumer convergent offers reached 95,000 customers at 31 March 2018, compared with 16,000 a year earlier.

In Slovakia, the improving trend which began last year continued with revenue growth of 1.8% in the 1st quarter of 2018 (following +0.6% in 2017). The growth in wholesale (+25.5%), with notably the development of national roaming, was partially offset by slowing growth in Mobile Only (-3.5%) due to the end of roaming fees in Europe last July.

Revenues were stable in Moldova, increasing 0.1% in the 1st quarter of 2018. Mobile Only services grew by 5.3% thanks to contracts, and equipment sales were up 25.4%. Wholesale revenues fell 34.4%, with, in particular, the significant decline in incoming international mobile traffic.

Africa & Middle East

	Q1 2018	Q1 2017	Q1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,245	1,173	1,239	6.2%	0.5%
Retail services	1,016	936	988	8.5%	2.8%
Mobile Only	910	832	880	9.4%	3.4%
Fixed Only	103	102	106	1.1%	(2.7)%
IT & integration services	3	2	2	-	-
Wholesale	200	215	228	(6.9)%	(12.4)%
Equipment sales	20	14	15	43.7%	31.5%
Other revenues	10	8	8	-	-

Revenues in the Africa & Middle East segment increased 6.2% in the 1st quarter of 2018 (on a comparable basis) confirming the recovery seen in the previous quarter (+5.7%) with accelerated growth in Morocco and Egypt, and a return to growth in the Democratic Republic of Congo.

Mobile Only services grew 9.4% in the 1st quarter of 2018 on a comparable basis. Growth in mobile data services remained very strong and accounted for nearly two-thirds of the growth in Mobile Only services, driven by 4G[13] (11.7 million customers at 31 March 2018). In addition, Orange Money revenues grew 49% in the 1st quarter with 36.7 million customers at 31 March 2018[14], of which 35.2% were active customers. Mobile voice services stabilised with the development of offers enabling increased usage. Despite varying market conditions, this growth dynamic was similar across all of the sector's geographies.

In the Africa & Middle East segment, the mobile customer base reached 120.9 million[15] at 31 March 2018, a year-on-year increase of 6.9% (+7.8 million customers). Mobile contracts[16] in particular (11.2 million at 31 March 2018), grew 19.3% (+1.8 million) year on year, primarily in Egypt.

Fixed Only services grew 1.1% in the 1st quarter of 2018 on a comparable basis. The growth in fixed broadband (Morocco, Côte d'Ivoire and Senegal) was partially offset by the decline in traditional fixed-line telephony (Jordan, Côte d'Ivoire and Senegal).

Overall, retail services rose 8.5% in the 1st quarter of 2018 on a comparable basis. With regard to total revenues from retail services and equipment sales, enterprise sales grew 9.8% on a comparable basis, while B2C sales rose 8.9%.

Wholesale was down 6.9% in the 1st quarter of 2018 (on a comparable basis), as a result of the decline in services to international carriers and, to a lesser extent, in incoming mobile traffic and visitor roaming.

Enterprise

	Q1 2018	Q1 2017	Q1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,726	1,748	1,794	(1.3)%	(3.8)%
Fixed Services Only	989	1,017	1,046	(2.7)%	(5.4)%
Voice	349	355	358	-1.6%	-2.6%
Data	640	662	688	-3.4%	-6.9%
IT & integration services	494	492	510	0.4%	(3.2)%
Mobile*	242	238	238	1.8%	1.7%

Revenues in the Enterprise segment saw a small decline of 1.3% in the 1st quarter of 2018, on a comparable basis, in a market environment which continues to be challenging.

Voice services were down 1.6%. The downward trend in traditional fixed-line telephony was partially offset by growth in Voice-over-IP and customer relationship services (contact number services).

Data services fell 3.4% in the 1st quarter of 2018, reflecting the change in IP VPN and broadcast services. IP VPN services reached 354,000 accesses at 31 March 2018 (a 0.2% increase year on year).

IT and integration services rose 0.4%. Excluding equipment sales, the increase was 4.2% in the 1st quarter of 2018. Growth continued to be driven by Cloud services (+17%), Orange Cyberdefense (+20%) and Applications (+19%).

Mobile increased 1.8% in the 1st quarter of 2018, driven by equipment sales, while services were impacted by the end of roaming fees in Europe last July. The number of contracts[17] reached 2.788 million at 31 March 2018 (+4.4% year on year) and the number of machine-to-machine SIM cards continued to grow sharply (+20.5% year on year).

International Carriers & Shared Services

	Q1 2018	Q1 2017	Q1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	376	402	407	(6.5)%	(7.6)%
Wholesale	282	317	319	(11.1)%	(11.9)%
Other revenues	94	85	88	10.6%	7.6%

Revenues from the International Carriers and Shared Services segment recorded a 6.5% decline on a comparable basis. This was related to wholesale (-11.1%) with a decline in services to international carriers in the voice services market, particularly for African destinations and the Maghreb.

Other revenues increased 10.6%, on a comparable basis: the growth of Viaccess (secure TV access), and Sofrecom (consulting), was partially offset by the slowdown in the laying and maintenance of submarine cables.

Orange Bank

Orange Bank enriched its line of bank products at the end of March with the launch of a personal loan that’s unique in the market. Orange Bank enables its customers to take out a personal loan and receive the amount when they need it, within a six-month period.

Schedule of upcoming events

• 26 July 2018: 1st half 2018 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

Anna Vanova
anna.vanova@orange.com

individual shareholders: 0 800 05 10 10

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause projected results to differ from actual results include, among others: the inappropriate release or modification of individual customer data, risks associated with the development of banking activities and mobile financial services, exposure to geopolitical risks, macroeconomic factors as well as regulatory or corruption risks, the risk of not being able to maintain control over customer relations when facing competition with OTT players, the success of Orange’s strategy of diversification to develop new steams of growth, network or software failures due to cyberattacks, fraudulent activity that could target Orange or its customers, its dependence on a small number of important suppliers, damage to networks caused by natural disasters or intentional interference, risks associated with the brand strategy, Orange’s ability to retain the necessary skills given the high level of employee retirements and changes in its offers, possible adverse health effects associated with exposure to electromagnetic fields from telecommunications equipment, various human factors linked to the safety of people and psycho-social risks, the results of litigation regarding regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in the assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 4 April 2018 with the French Financial Markets Authority (Autorité des marchés financiers - AMF) and in the annual report on Form 20-F filed on 4 April 2018 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: analysis of adjusted consolidated EBITDA

	1st quarter	1st quarter	change
	2018	2017	comparable
		comparable basis	basis
In millions of euros			(%)

Revenues	10,082	9,885	2.0%
External purchases	(4,519)	(4,384)	3.1%
as % of revenues	44.8%	44.3%	0.5 pts
Of which :
Interconnection costs	(1,221)	(1,262)	(3.3)%
as % of revenues	12.1%	12.8%	(0.7) pts
Other network and IT expenses	(789)	(763)	3.3%
as % of revenues	7.8%	7.7%	0.1 pts
Property, overheads, other expenses and capitalised costs	(797)	(765)	4.2%
as % of revenues	7.9%	7.7%	0.2 pts
Commercial expenses and content costs	(1,712)	(1,594)	7.4%
as % of revenues	17.0%	16.1%	0.9 pts
Labour expenses	(2,115)	(2,093)	1.0%
as % of revenues	21.0%	21.2%	(0.2) pts
Operating taxes and levies payables	(920)	(921)	(0.2)%
Other operating income and expenses	76	23	-
Adjusted EBITDA*	2,605	2,510	3.8%

* Adjustments to the presentation of EBITDA are described in appendix 2.

Appendix 2: bridge table of adjusted data to consolidated income statement

2018 data	As of the 1st quarter 2018
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	10,082		10,082
External purchases	(4,519)	-	(4,519)
Other operating income	151	-	151
Other operating expense	(74)	-	(74)
Labour expenses	(2,115)	(11)	(2,126)
Operating taxes and levies payables	(920)	-	(920)
Gains (losses) on disposal	-	-	-
Restructuring and integration costs	-	(16)	(16)
Adjusted EBITDA	2,605	(27)
Significant litigation	2	(2)	-
Specific labour expenses	(13)	13	-
Review of the investments and business portfolio	-	-	-
Restructuring and integration costs	(16)	16	-
Reported EBITDA	2,578		2,578

2017 pro forma data	As of the 1st quarter 2017
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	9,885		9,885
External purchases	(4,384)	-	(4,384)
Other operating income	147	9	156
Other operating expense	(123)	-	(123)
Labour expenses	(2,093)	(24)	(2,117)
Operating taxes and levies payables	(921)	5	(916)
Gains (losses) on disposal	-	-	-
Restructuring and integration costs	-	(5)	(5)
Adjusted EBITDA	2,510	(14)
Significant litigation	15	(15)	-
Specific labour expenses	(24)	24	-
Review of the investments and business portfolio	-	-	-
Restructuring and integration costs	(5)	5	-
Reported EBITDA	2,496		2,496

2017 historical data	As of the 1st quarter 2017
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	9,978		9,978
External purchases	(4,436)	-	(4,436)
Other operating income	147	9	156
Other operating expense	(127)	-	(127)
Labour expenses	(2,106)	(24)	(2,130)
Operating taxes and levies payables	(926)	5	(921)
Gains (losses) on disposal	-	(6)	(6)
Restructuring and integration costs	-	(5)	(5)
Adjusted EBITDA	2,530	(20)
Significant litigation	15	(15)	-
Specific labour expenses	(24)	24	-
Review of the investments and business portfolio	(6)	6	-
Restructuring and integration costs	(5)	5	-
Reported EBITDA	2,510		2,510

Appendix 3: key performance indicators

	31 March 2018	31 March 2017
Orange Group		historical basis
Total number of customers* (millions)	262.771	254.585
Convergent offer customers (millions)	10.541	9.544
Mobile customers* (millions)	201.861	193,208
- of which contract customers (millions)	75.255	69.994
Fixed broadband customers (millions)	19.582	18.815
- of which fibre customers (millions)	5.140	3.685
- of which Fixed Only Broadband customers (millions)	9.041	9.271
TV customers (millions)	9.097	8.570
Orange - French market**
Mobile services
Number of customers* (millions)	32.012	30.489
- of which contract customers (millions)	29.184	27.090
Fixed services
Number of broadband customers (millions)	11.537	11.220
Broadband market share at end of period (%)	40.3***	40.2
Number of fixed line subscribers (millions)	18.263	18.658
France
Convergence
Number of customers (millions)	6.042	5.618
Convergent ARPO (euros)	64.8	61.5
Mobile services
Number of customers* (millions)	21.731	21.601
- of which convergent offer customers (millions)	9.400	8.462
- of which Mobile Only customers (millions)	12.331	13.139
Mobile Only ARPO (euros)	17.2	16.7
Fixed services
Number of broadband customers (millions)	11.285	10.962
- of which FTTH customers (millions)	2.129	1.579
- of which Fixed Only Broadband customers (millions)	5.243	5.344
TV customers (millions)	6.867	6.687
Fixed Only Broadband ARPO (euros)	39.0	37.3
Number of fixed line subscribers (millions)	15.714	15.943
Number of wholesale lines (millions)	13.598	13.984
Spain
Convergence
Number of customers (millions)	3.138	3.072
Convergent ARPO (euros)	57.1	55.0
Mobile services
Number of customers* (millions)	16.079	15.765
- of which convergent offer customers (millions)	5.827	5.663
- of which Mobile Only customers (millions)	10.252	10.102
Mobile Only ARPO (euros)	12.2	12.3
Number of MVNO customers (millions)	3.203	2.529
Fixed services
Number of broadband customers (millions)	4.139	4.171
- of which fibre customers (millions)	2.428	1.806
- of which Fixed Only Broadband customers (millions)	1.002	1.099
TV customers (thousands)	641	537
Fixed Only Broadband ARPO (euros)	31.8	30.0

* Excluding customers of MVNOs.
** Customers of Orange France and the Enterprise segment in France.
*** Company estimate.
	31 March 2018	31 March 2017
Poland		historical basis
Convergence
Number of customers (thousands)	1,090	738
Convergence ARPO (PLN)	100.8	112.5
Mobile services
Number of customers* (millions)	14.368	15.272
- of which convergent offer customers (millions)	2.085	1.366
- of which Mobile Only customers (millions)	12.282	13.906
Mobile Only ARPO (PLN)	21.9	21.8
Fixed services
Number of broadband customers (millions)	2.477	2.268
- of which fibre (thousands)	248	117
- of which Fixed Only Broadband customers (millions)	1.388	1.530
TV customers (thousands)	875	775
Fixed Only Broadband ARPO (PLN)	56.6	58.0
Number of fixed lines (millions)	4.207	4.579
Belgium & Luxembourg
Convergence
Number of customers (thousands)	114	46
Mobile services
Number of customers* (millions)	4.050	3.924
- of which convergent offer customers (thousands)	167	65
- of which Mobile Only customers (millions)	3.884	3.859
Mobile Only ARPO in Belgium (euros)	18.1	17.6
Fixed services
Number of broadband customers (thousands)	139	76
Central European countries
Convergence
Number of customers (thousands)	157	71
Mobile services
Number of customers* (millions)	14.475	14.683
- of which contract customers (millions)	8.339	8.133
Fixed services
Number of Fixed Broadband customers (thousands)	418	319
- of which Fixed Only Broadband (thousands)	261	249
Africa & Middle East
Mobile services
Number of customers* (millions)	120.876	113.076
- of which contract customers (millions)	11.335	9.429
Fixed services
Number of Fixed Broadband customers (thousands)	870	760
Total number of telephone lines (thousands)	956	959
Enterprise
France
Mobile services
Number of contract customers* (millions)	10.281	8.888
- of which machine-to-machine (millions)	7.492	6.216
Fixed services
Number of fixed lines (millions)	2.549	2.715
Number of IP-VPN accesses (thousands)	297	297
Number of XoIP connections (thousands)	85	80
World
Number of IP-VPN accesses worldwide (thousands)	354	353
* Excluding customers of MVNOs.

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA: reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow: corresponds to adjusted EBITDA less CAPEX. Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[18]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and MVNOs (Mobile Virtual Network Operators), and (ii) fixed services to other carriers including national interconnection, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Changes in data on a comparable basis.

[2] ARPO: Average Revenue Per Offer

[3] On historical basis, revenues in the 1st quarter of 2018 were up 1.0% on the 1st quarter of 2017. This includes the impact of foreign exchange rate fluctuations (-0.9 percentage points), notably with the fall in the US dollar, Egyptian pound, Jordanian dinar, Guinean franc and Moroccan dirham, partly offsetting the rise in the Polish zloty.

[4] Includes Orange France and Enterprise customers in France.

[5] Excluding machine to machine.

[6] These objectives, originally announced on the basis of the financial data presented in accordance with IAS 18, are maintained under the application of the new accounting standard IFRS 15, in effect since 1 January 2018. They do not include the effects of IFRS 16, which will take effect on 1 January 2019.

[7] Subject to approval at the Annual General Meeting of Shareholders.

[8] Fibre to the home.

[9] Fixed Only narrowband corresponds to traditional fixed-line telephony services.

[10] Excluding machine to machine.

[11] Excluding machine-to-machine.

[12] Excluding machine to machine.

[13] 4G is available in 11 countries (excluding associates and joint ventures): Botswana, Cameroon, Côte d'Ivoire, Egypt, Guinea-Bissau, Jordan, Liberia, Madagascar, Mali, Morocco and Senegal.

[14] The Group reassessed the Orange Money customer base.

[15] The recognition of customer bases was revised. At 1 January 2018, the customer bases of entities accounted for by the equity method, i.e., previously recognised proportionally to the holding of the Group in the companies, ceased to be included within the consolidation scope and business segments. The data for 2016 and 2017 were adjusted. This revision related to Tunisia, Mauritius, Iraq, Equatorial Guinea (and Kenya for the 1st quarter of 2016). The customer bases have also been aligned on Group rather than local definitions since 1 January 2018. The data for 2016 and 2017 were adjusted accordingly. This adjusted related to Morocco, Côte d'Ivoire, Jordan and Cameroon.

[16] Excluding machine to machine.

* Mobile revenues include mobile services, sales of mobile equipment invoiced to companies and incoming company mobile traffic invoiced to other carriers.

[17] Excluding machine to machine.

[18] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 26, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations